Exhibit 99.3

Fusion Fuel Green PLC to Convene Extraordinary General Meeting on Proposed Acquisition of Royal Uranium Inc., Conversion of Preferred Shares and Change of Name to Fusion Elements plc

Board Unanimously Recommends Shareholders Vote “For” All Three Resolutions; Investor Update Video and Presentation Expected to Be Released on May 27, 2026

Dublin, Ireland — May 18, 2026 (GLOBE NEWSWIRE) — Fusion Fuel Green PLC (Nasdaq: HTOO) (“Fusion Fuel” or the “Company”) today announced that it will convene an Extraordinary General Meeting (the “EGM”) of its shareholders on June 8, 2026 at 1:00 p.m. Irish Time (8:00 a.m. Eastern Time), to be held at the offices of Arthur Cox LLP, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland.

At the EGM, shareholders will be asked to consider three resolutions, which are summarized below and described in a Circular to Shareholders and Notice of Extraordinary General Meeting, dated May 15, 2026 (the “Circular”). The Board of Directors of the Company (the “Board”) unanimously recommends shareholders vote in favor of each resolution.

Resolution 1, Approval of the Royal Uranium Inc. Acquisition, is to approve the acquisition by the Company (or any nominated subsidiary of the Company) of Royal Uranium Inc. (“Royal Uranium”), pursuant to and in accordance with the terms of the Share Exchange Agreement dated February 18, 2026, and authorize the directors of the Company to agree to such modifications, variations, revisions, waivers, extensions, additions or amendments to any of the terms and conditions of the acquisition and/or to any documents relating to it, as the directors (or any duly authorized committee thereof) may in their absolute discretion think fit, provided such modifications, variations, revisions, waivers, extensions, additions or amendments are not of a material nature.

Resolution 2, Conversion of Preferred Shares, is to approve the conversion of 4,171,327 preferred shares of $0.0001 each in the capital of the Company previously designated by the Board as Series A Convertible Preferred Shares, and which were issued pursuant to the terms of the stock purchase agreement dated November 18, 2024 among Quality Industrial Corp. (“QIND”), the Company, Ilustrato Pictures International Inc. and other shareholders of QIND, into such number of ordinary shares of $0.0035 each in the capital of the Company as determined in accordance with the conversion terms fixed by the Board and pursuant to the Certificate of Designation of Preferences, Benefits and Limitations of Series A Convertible Preferred Shares of Fusion Fuel Green PLC (as amended from time to time).

Resolution 3, Change of Company Name, is to approve the change of the name of the Company from Fusion Fuel Green PLC to Fusion Elements plc, and to further authorize the Board to determine (i) the time of the filing of the requisite documents (to the Registrar of Companies and/or pursuant to any necessary Nasdaq approvals) for the application for the change of name and (ii) whether to proceed with the application for such change of name.

The Company believes that each resolution is in the best interests of the Company and its shareholders and will promote its strategic objectives.

“These three resolutions represent interconnected components of the Company’s broader strategy to become a diversified, multi-energy platform with a broader asset base including utility gas distribution, green hydrogen, biomass thermal energy, and uranium and gas royalties, and a corporate identity aligned with the Company’s strategy,” said Frederico Figueira de Chaves, Chief Executive Officer of Fusion Fuel.

The Circular and a Form of Proxy (“Form of Proxy”) have been mailed to shareholders of the Company registered in the register of members of the Company as at 6:00 p.m. on May 8, 2026. Copies of the Circular and the Form of Proxy have also been attached as exhibits to a Report on Form 6-K furnished with the U.S. Securities and Exchange Commission (the “SEC”) on or around the date of this press release. Important additional disclosures are contained in the Circular, which is incorporated by reference herein. Shareholders are urged to read the Circular in full before voting. If voting online, votes should be cast at www.cstproxyvote.com. Internet votes must be received by 11:59 p.m. Eastern Time) on June 7, 2026. Holders of beneficial interests through The Depository Trust Company should consult their broker, bank or other intermediary for voting instructions.

Investor Update Video and Presentation

As previously announced on May 12, 2026, the Company expects to release an investor update video and presentation on May 27, 2026, providing shareholders with a strategic update on recent progress, operational priorities and key milestones expected throughout the remainder of 2026, including discussion of the proposed acquisition of Royal Uranium and the Company’s strategy of building a diversified energy platform. The investor update materials are planned to be made available on the Company’s website at www.fusion-fuel.eu and on the Investor Relations section of the Company’s website at www.fusion-fuel.eu/investors-data-room/finance-and-filings on May 27, 2026.

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (Nasdaq: HTOO) is a diversified energy platform with operations across utility gas distribution, green hydrogen and biomass thermal energy, through its operating businesses Al Shola Gas, BrightHy Solutions and BioSteam Energy. The Company supports decarbonization and energy security across industrial, residential and commercial sectors. For more information, please visit www.fusion-fuel.eu.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the SEC on May 7, 2026, and other filings with the SEC. Should any of these risks or uncertainties materialize or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Investor Relations Contact

ir@fusion-fuel.eu | www.fusion-fuel.eu